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SEC Mail Processing Section

MAY 13 2016

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 38192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. WECKSTEIN & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WEST 66TH STREET, APT 21 G
(No. and Street)

NEW YORK (City) N.Y. (State) 10023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD WECKSTEIN 917-287-7013
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates LLP

(Name – if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD WECKSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. WECKSTEIN + CO., INC., as of DECEMBER 31, 2015, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN PAULINO
Notary Public - State of New York
No. 01PA6239073
Qualified in Queens County
My Commission Expires Apr. 18, 2019



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of D. Weckstein & Co., Inc.

We have reviewed management's statements, included in the accompanying D. Weckstein & Co., Inc.'s Exemption Report, in which (1) D. Weckstein & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which D. Weckstein & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) D. Weckstein & Co., Inc. stated that D. Weckstein & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. D. Weckstein & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D. Weckstein & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
April 29, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of D. Weckstein & Co., Inc.

We have audited the accompanying statement of financial condition of D. Weckstein & Co., Inc. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of D. Weckstein & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and D. Weckstein & Co., Inc.'s Exemption Report has been subjected to audit procedures performed in conjunction with the audit of D. Weckstein & Co., Inc.'s financial statements. The supplemental information is the responsibility of D. Weckstein & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and D. Weckstein & Co., Inc.'s Exemption Report is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants



White Plains, New York
April 29, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

D. Weckstein & Co., Inc.

Statement of Financial Condition

As At December 31, 2015

ASSETS	
Cash in bank	$ 114,359
Cash at broker	15,375
Marketable securities, at fair value	267,812
Total Assets	$ 397,546
LIABILITIES	
Accounts payable and accrued expenses	$ 17,915
Loan payable stockholder	23,160
Total Liabilities	41,075
STOCKHOLDER'S EQUITY	
Common stock – no par value	
200 shares authorized, 40 shares issued and outstanding	$ 40,000
Additional paid –in capital	926,880
Accumulated (deficit)	(610,409)
Total Stockholder's Equity	356,471
Total Liabilities and Stockholder's Equity	$ 397,546

The notes to financial statements are made a part hereof

D. Weckstein & Co., Inc.

Statement of Income

For The Year Ended December 31, 2015

Revenues:	
Commissions	$ 116,341
Other income	4,640
Net dealer trading (losses)	(40,028)
Total Revenues	80,953
Expenses:	
Compensation and employee benefits	81,580
Clearing and execution	32,246
Communications and occupancy	71,477
Regulatory fees	8,101
Professional fees	41,612
Other operating expenses	88,617
Total Expenses	323,633
Net Income (Loss)	($ 242,680)

The notes to financial statements are made a part hereof

D. Weckstein & Co., Inc.

Statement Changes in Stockholder's Equity

For The Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance, January 1, 2015	$ 40,000	$ 816,880	($ 367,729)	$ 489,151
Capital Contribution	-	110,000	-	110,000
Net Income (Loss)	-	-	(242,680)	(242,680)
Balance, December 31, 2015	$ 40,000	$ 926,880	($ 610,409)	$ 356,471

The notes to financial statements are made a part hereof

D. Weckstein & Co., Inc.

Statement of Cash Flows

For The Year Ended December 31, 2015

Cash flows from operating activities	
Net Income (Loss)	($ 242,680)
Adjustments to reconcile net income to net cash (used in) for operating activities:	
Depreciation	3,070
decrease in marketable securities, at fair value	39,329
decrease in commissions receivable	67,126
decrease in prepaid expenses	18,637
decrease in security deposit	33,542
increase in accounts payable and accrued expenses	(5,500)
Net cash (used in)provided by operating activities	(86,476)
Cash flows from financing activities	
Additional paid-in capital	110,000
Loan from Stockholder	23,160
Net cash provided by Financial activities	133,160
Increase in cash and cash equivalents	46,684
Cash and cash equivalents - January 1, 2015	67,675
Cash and cash equivalents - December 31, 2015	$ 114,359

The notes to financial statements are made a part hereof

D. Weckstein & Co., Inc.

Notes to Financial Statements

As At December 31, 2015

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker/dealer. The Company is registered as a broker/dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts operations exclusively New York, however, customers are located in various states.

The Company operated as an introducing broker and did not hold funds or securities for customers, owe money or securities to customers and did not carry accounts of or for customers. Revenue was derived principally from trading profits executed for the Company's principal account, investment banking fees, commissions received on security trades executed for customers and from fees generated as an introducing broker. After May 2015, the Company ceased doing business as a broker/dealer, ended its clearing agreement with Vision Financial Services, and only maintains a firm securities account with Vision Financial Services in which it does not trade securities but occasionally liquidates firm securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less. As of December 31,2015 there were no cash equivalents.

MARKETABLE SECURITIES - Marketable securities are recorded at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income.

FURNITURE, FIXTURES AND EQUIPMENT - Furniture, fixtures and equipment were stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years. The furniture, fixtures and equipment are fully depreciated.

D. Weckstein & Co., Inc.

Notes to Financial Statements

As At December 31, 2015

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the fair value of financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instruments.

The following are the Company's major categories of assets measured at fair value on a recurring basis at December 31, 2015, categorized by the above FASB ASC 820 fair value hierarchy:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Balance as of December 31 2015
Marketable Securities	$ 267,812	$ 267,812

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no Federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

The tax years that remain subject to examination by taxing authorities are 2012, 2013 and 2014. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statement.

INCOME TAXES: (Continued)

FASB ASC 740 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2015, the Company has not recorded a New York City tax benefit for its carryforward loss in the 2015 financial statements because it had been offset by a valuation allowance of the same amount.

The expected 2015 New York City tax expense of approximately $1,000 that would result from applying regular tax rates to the 2014 pretax income differs from amounts reported in the 2015 financial statements due to the utilization of the net operating loss carryforward.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $261,419 which was $161,419 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .1571 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2015, all the marketable securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker. During the course of the year ended December 31, 2015 the bank balances on occasion were in excess of the FDIC insurance limit.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2015, the date of the most recent statement of financial condition, have been evaluated by management for possible adjustment to the financial statements or disclosure is April 29, 2016, which is the date on which the financial statements were available to be issued.

CONTINGENCIES:

A former employee of the Company is seeking damages in arbitration for what he asserts was an improper disassociation from the Company. The Company disagrees and it is impossible to predict a likely outcome as of April 29, 2016. The Company has not accrued for the potential liability due to a counter claim against the former employee

D. Weckstein & Co., Inc.

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-I

As At December 31, 2015

Total stockholder's equity		$ 356,471
Deduction for non-allowable assets-(Blockage)		(30,047)
Net capital before haircuts		326,424
Haircuts:		
Marketable securities	$ 35,665	
Undue concentration	29,340	
Total haircuts		(65,005)
NET CAPITAL		261,419
Minimum net capital requirement of 6 2/3 of aggregate indebtedness of $41,075 or $100,000 whichever is greater		(100,000)
EXCESS NET CAPITAL		$ 161,419
Ratio of aggregate indebtedness to net capital		.1571 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

D. Weckstein & Co., Inc.
Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims a (k) (2) (ii) exemption of Rule 15c3-3 and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of its exemption.

D. Weckstein & Co., Inc.

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

D. Weckstein & CO., INC.
10 West 66th Street, Ste 21G
New York, New York 10023

Fax (212) 986-8593 Ph (212) 986-3422 trading@weckstein.com

D. Weckstein & Co., Inc.'s Exemption Report

D. Weckstein & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2015, without exception.

D. Weckstein & Co., Inc.
I, [signature] swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: DONALD E. WECKSTEIN

Title: PRESIDENT

April 29, 2016

D. Weckstein & Co., Inc.

CONTENTS